UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at November 30, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia St.
 Vancouver , British Columbia
Canada V6E 2Y3
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: December 2, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

      BURNSTONE MINE POWER SUPPLY DEVELOPMENT UPDATE

November 30, 2009, Vancouver, BC - Great Basin Gold Ltd. ("Great Basin Gold" or the "Company"), (TSX: GBG; NYSE Amex: GBG; JSE: GBG) reports on the progress of the power supply to its Burnstone Mine project in South Africa.

All design work for the first of two lines between a proposed switching station (positioned between Grootvlei Power Station and Burnstone Mine) has been completed and material ordered, with construction scheduled to commence early January 2010. The proposed refurbishment of two existing lines between Grootvlei and the proposed switching station is currently being finalized and is also planned to commence in early 2010.

The proposed commissioning date of the permanent supply that will follow a power demand buildup, as agreed between Eskom (the state-owned energy company) and Great Basin Gold, is at the end of June 2010. As an interim arrangement, Burnstone will be supplied with 25 MVA by means of a new 88 kV line. The full 51 MVA, as agreed between Eskom and Great Basin Gold, will be supplied as soon as the construction of the Switching Station as well as the refurbishment of the two lines from Grootvlei Power Station has been completed.

The electrical installation at the Burnstone Project was designed to comply with Eskom energy efficiency specifications as set out in the "Generic Energy Efficiency Specification".  Independent certification in this regard will be done prior to activation of the energy supply, effecting the issue of an Eskom "Energy Efficiency Compliance certificate".  In order to supplement  the latter,  creative power saving methods have been integrated  in the design, such as the use of high efficiency motors, optimized  electrical infrastructure, alternative power technologies, and  state of the art power monitor and control technologies.

Ferdi Dippenaar, President and CEO, commented: "We are pleased with the progress made by Eskom with the supply of power to the Burnstone Mine. All parties involved are contributing. A project steering committee between representatives of Eskom and the Company has been established and meets on a bi-weekly basis to monitor project progress, to ensure that time lines are met which will see the successful commissioning of the vertical shaft and metallurgical plant by end June 2010."

For additional details on Great Basin Gold and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0) 11 301 1800
Michael Curlook in North America 1 (888) 633 9332
Barbara Cano at Breakstone Group in the USA (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address financing events or technical developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include financial market conditions, metals prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.